Exhibit 99.4

ASML

DUV

Matthew McLaren

Vice President Program Management, DUV

24 November 2014

INVESTOR DAY

ASML SMALLTALK2014

LONDON

ASML

Public

Slide 2 November 2014

Forward looking statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels and trends, our market share, customer orders and systems backlog, IC unit demand, expected or indicative financial results or targets, including revenue, gross margin, expenses, gross margin percentage, opex percentage of sales, tax percentage, cash conversion cycle, capex percentage of sales, credit rating and earnings per share, expected shipments of tools and the timing thereof, including expected shipments of EUV and DUV tools, productivity of our tools and systems performance, including EUV system performance (such as endurance tests), the development of EUV technology and timing of shipments, development in IC technology, including shrink scenarios, NAND technology development and cost estimates, expectations on development of the shrink roadmap across all of our systems, upgradeability of our tools, system orders, customer transition estimates, expected transition scaling, forecasted industry developments, including expected smartphone, tablet and server use in future years, and expectations relating to new applications including wearable devices and connected devices, expected investment pay-back time for foundries, expected construction of additional holistic lithography infrastructure, the continuation of Moore’s Law, and our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, market demand for our existing products and for new products and our ability to maintain or increase or market share, the development of and customer demand for multi-patterning technology and our ability to meet overlay and patterning requirements, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, EUV system performance and customer acceptance, availability of raw materials and critical manufacturing equipment, trade environment, our ability to reduce costs, changes in exchange rates and tax rates, available cash, distributable reserves for dividend payments and share repurchases, changes in our treasury policy, including our dividend and repurchase policy, completion of sales orders, the risk that key assumptions underlying financial targets prove inaccurate, including assumptions relating to market share, lithography market growth and our customers’ ability to reduce productions costs, risks associated with Cymer, which we acquired in 2013, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

ASML

Public

Slide 3 November 2014

The growing number of exposures and increasing patterning complexity challenges the cost requirement for future nodes

Number of exposures

Logic 100 80 60 40 20 0 28 20/16/2014 10 7 5 Node

EUV ArF-i ArF KrF i-line

DRAM 80 60 40 20 0 2H 2M 1H 1M 1L Node

On product Overlay (nm)

DRAM Logic

8 7 6 5 4 3 2 1 0

1 nm = 4 silicon atoms

2014 2015 2016 2017 2018 2019 2020

The challenge for lithography:

Increasing number of lithographic exposures per node impacts total wafer cost

Patterning complexity requires advances in system design and close loop control

Productivity (good wafers per day) under pressure from both the above

ASML

Public

Slide 4 November 2014

TWINSCAN Immersion roadmap

Long term Immersion opportunity 40-50 systems annually

Application Node Logic DRAM

190 WpH 230 WpH 250 WpH >275 WpH

On product overlay 1st Shipment

28 2H NXT:1950i 7 nm 2009

2M NXT:1960Bi 6.5 nm 2011

NXT:1965Ci 6.5 nm 2013

20/16/14 2L NXT:1970Ci <5 nm 2013

10 1H NXT:1980Di <3.5 nm

2015 7 1M NXT:next 2.5 nm 2017

TWINSCAN Immersion roadmap
Multiple technology advances required to enable future nodes

ASML
Public
Slide 5
November 2014


Imaging performance (lens)
Reticle stage accuracy
Illumination uniformity
Alignment and Levelling Sensors
Imaging performance (laser)
Environmental conditioning
Immersion technology
Wafer Stage Accuracy
Wafer Table Flatness
Overlay - general
Imaging/Focus

ASML

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Slide 6 November 2014

Overlay & Imaging improvements at wafer level requires technology advances in almost all sub modules

Example 1: Alignment sensor

More colors (broad illumination spectrum) for better robustness

Higher light source intensity for better signal to noise ratio

Smaller illumination spot for better signal to noise ratio

Improved optical design for better measurement repeatability

Example 2: Wafer table

mm 150 100 50 0 -50 -100 -150

nm 10 8 6 4 2 0 -2 -4 -6 -8

-150 -100 -50 50 100 150 -10

Order of magnitude improvement in flatness Layout compatible with EUV mm 150 100 50 0 -50 -100 -150

nm 10 8 6 4 2 0 -2 -4 -6 -8 -10

-150 -100 -50 0 50 100 150 mm

ASML

Public

Slide 7 November 2014

Imaging improvements also needed to counter the heating effect of higher productivity on the lens

Example 3: Flexible Lens Element

Flexwave

Higher productivity can cause lens elements to increase in temperature deforming the image and degrading overlay

Insertion of a unique flexible lens element that can be heated at specific locations can counter the effect, correcting the image

This enabling technology is available on all NXT immersion systems and can be retrofitted to immersion systems in the field

ASML

Public

Slide 8 November 2014

Productivity (wafers per day) drives reduced cost per layer

Speed, Availability, Efficiency improvement can deliver 2M wafers/year

300mm TWINSCAN Productivity

Maximum Wafers per Day, weekly average

6000 5000 4000 3000 2000 1000 0

>100% improvement in WPD over 10 years (>10% / year)

1,000,000 wafers/year

1,500,000 wafers/year

2,000,000 wafers/year

Q304 Q205 Q106 Q406 Q307 Q208 Q109 Q409 Q310 Q211 Q112 Q412 Q313 Q214 Target 2016

With the 1 Million wafers per year club charging towards 400 systems, the learning cycles made possible have greatly enhanced the robustness of each new system introduction

ASML

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Slide 9

November 2014

TWINSCAN KrF/ArF roadmap: extendibility & upgradability

Providing lowest Cost of Ownership on the many less critical layer applications

Long term KrF/ArF opportunity 40-55 systems annually

Upgradeable 1st shipment

ArF XT:1450H 7 nm MMO 5 nm MMO

XT:1460K Q2 2015

NA 0.93 +TOP4 option

178 WPH Improved Overlay 205 WPH

KrF XT:1000K 7 nm MMO 5 nm MMO

XT:1060K Q4 2014

NA 0.93 +TOP4 option

205 WPH 205 WPH

KrF XT:860K 7 nm XT:860L 7 nm

Q3 2014

NA 0.80 +TOP4 option 210 WPH Higher +TOP4 option 225 WPH

KrF 20 nm Throughput 20 nm

XT:800K XT:800L Q1 2015

NA 0.80 220 WPH 240 WPH

ASML

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Slide 10

November 2014

TWINSCAN platform: modular design leverages entire product family and large install base

Modular design approach to technology advances promotes

easy cascading of performance improvements to other TWINSCAN models development and manufacturing cost efficiency for ASML

cost of service benefits due to large commonality across system models

Large install base offers the opportunity for a significant field upgrade business re-use of installed base reduces the capital cost for next node

ArF Immersion ArF Dry KrF i-Line

Development Carrier 70% Commonality 70% Commonality 50% Commonality

Install: 570 systems Install: 340 systems Install: 660 systems Install: 150 systems

Public
Slide 11
November 2014

To control the total cost of lithography, ASML offers system extendibility through technology upgrades in the field

- Field upgradability remains a major pillar in ASML Cost of Ownership reduction program and customer retention strategy
- NXT and XT platform can be upgraded in the field to support at least 2 more nodes, enabled through sub module commonality
- Field upgrades provide ~50% capex customer savings compared to new system by re-using major parts of current system
- Platform extendibility makes future node transitions affordable


New system buys for node development and ramp
DRAM Node Transitions
Total wafer capacity installed [kWSPM]
400
350
300
250
200
150
100
50
0
2013
2014
2015
2016
2017
2018
2019
2020
D0xM
D0xH
D1xL
D1xM
D1xH
D2x L
D2x M
D2x H
D3x
D4x
Capacity from previous generation available for upgrade

ASML

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Slide 12

November 2014

TWINSCAN Immersion roadmap: System Upgradability

Long term Field Upgrade opportunity ~20 systems annually

Application Node On product 1st

Logic DRAM 190 WpH 230 WpH 250 WpH >275 WpH overlay Shipment

28 2H NXT:1950i 7 nm 2009

2M NXT:1960Bi 6.5 nm 2011

SNEP 1 NXT:1965Ci PEP 275 6.5 nm 2013

20/16 2L NXT:1970Ci PEP 275 <5 nm 2013

/14

SNEP 2

10 1H NXT:1980Di <3.5 nm 2015

SNEP: System Node

Extension Package

7 1M PEP: Productivity NXT:next 2.5 nm 2017

Enhancement Package

ASML

Public

Slide 13

November 2014

ASML’s current mainstream business is highly valuable to customers, profitable to ASML and will continue to be so for the foreseeable future

Technology opportunity

Extending immersion lithography remains critical for the coming nodes (resolution & overlay)

Dry lithography requires both productivity and overlay improvements for semi-critical layers

Productivity is the main driver in Cost of Ownership, but must go hand in hand with advances in patterning to support future nodes

Business opportunity

Alongside EUV, the immersion layer count remains high driving business volume

Demand for KrF systems remains strong driven by a high number of implant and metal layers

A large and growing install base is the foundation for a significant upgrade / extension business

ASML

INVESTOR DAY

ASMLSMALLTALK2014

LONDON